SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         Fountain Pharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.001 par value
                      -------------------------------------
                         (Title of Class of Securities)


                                   350754 30 5
                    ---------------------------------------
                      (CUSIP Number of Class of Securities)


                          Brendon K. Rennert, President
                       Park Street Acquisition Corporation
                                 P.O. Box 530246
                       St. Petersburg, Florida 33747-0246
                                 (813) 248-8695
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 3, 2002
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  350754 30 5                                               Page 2 of 5


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Park Street Acquisition Corporation
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                           4,764,151*
 NUMBER OF       ---------------------------------------------------------------
    SHARES         8       SHARED VOTING POWER
  OWNED BY                 0
    EACH         ---------------------------------------------------------------
 REPORTING         9       SOLE DISPOSITIVE POWER
PERSON WITH                4,764,151*
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            4,764,151*
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 66.7%, including conversion of the Preferred Stock
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
* Includes 3,500,000 shares of Class A common stock and 2,000,000 shares of convertible preferred stock ("Preferred Stock") which converts into 1,264,151 shares of Class A Common Stock.

CUSIP No.  350754 30 5                                               Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Fountain Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 2040 Calumet Street, Clearwater, Florida 33765. The Reporting Person acquired 3,500,000 shares of the Company's Class A Common Stock, $.001 par value and 2,000,000 shares of Preferred Stock which is convertible into an aggregate of 1,264,151 shares of Class A Common Stock, $.001 par value. Park Street also acquired 100,000 shares of Class B Common Stock, $.001 par value.

Item 2.  Identity and Background.

         (a) This statement is filed by Park Street Acquisition Corporation (the "Reporting Person"), a Florida corporation.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Park Street Acquisition Corporation is P.O. Box 530246, St Petersburg, Florida 33747.

         (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 28, 2001, Mr. Brendon Rennert entered into a Pledge and Escrow Agreement (the "Loan Agreement") with Robert Smith to obtain the funds for the acquisition of the securities. Pursuant to the terms of the Loan Agreement, the shares of the Company's common stock and preferred stock are collateral for the collection of the loan in the aggregate amount of $350,000 which is due March 30, 2002 with interest at 6% per annum.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Park Street Acquisition Corporation were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions.

CUSIP No.  350754 30 5                                               Page 4 of 5


In connection therewith, Park Street Acquisition Corporation may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on January 3, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 3,500,000 shares of Common Stock and 2,000,000 shares of Preferred Stock which converts into 1,264,151 shares of Class A Common Stock. As of January 3, 2002, these shares, after conversion, represented 66.7% of the sum of the 7,139,947 total shares of Common Stock outstanding after conversion of the Preferred Stock.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including October 3, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Loan Agreement, Robert Smith may become the beneficial owner of 3,500,000 shares of Class A Common Stock, 2,000,000 shares of Preferred Stock and 100,000 shares of Class B Common Stock following a default in the Loan Agreement. Prior to such default, Mr. Smith does not have voting or dispositive power with respect to the Company's securities described herein.

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.  350754 30 5                                               Page 5 of 5


Item 7.  Material to be Filed as Exhibits.

         1. Pledge and Escrow Agreement dated December 28, 2001 by and among Brendon Rennert, Robert Smith and Sommer & Schneider LLP.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Park Street Acquisition Corporation


Dated:  January 7, 2002                     /s/ Brendon K. Rennert
                                            ------------------------------------
                                            Brendon K. Rennert, President

Exhibit A

                           PLEDGE AND ESCROW AGREEMENT


          THIS PLEDGE AND ESCROW AGREEMENT, dated as of December 28, 2001, is made by Brendon K. Rennert ("Rennert") and Park Street Acquisition Corporation, a Florida Corporation whose sole shareholder is Brendon K. Rennert (the "Pledgor") and Sommer & Schneider LLP (the "Escrow Agent") for the benefit of Robert Smith (the "Lender").

                                    RECITALS

A. In order to induce the Lender to make a loan to Rennert pursuant to a Secured Promissory Note of even date herewith (the "Note") in the principal amount of $350,000.00 made concurrently with the execution of this Pledge and Escrow Agreement, the Pledgor has agreed to pledge 2,000,000 shares of Class A Convertible Preferred Stock, $.001 par value, 3,500,000 shares of Class A Common Stock, $.001 par value and 100,000 shares of Class B Common Stock $.001 par value, represented by the certificates set forth on Schedule A hereto (the "Pledged Securities") of Fountain Pharmaceuticals, Inc. as security for the full payment and performance of Rennert's obligation under the Note.

B. The Lender has agreed to accept the Pledged Securities as security for such obligations.

         NOW, THEREFORE, it is agreed as follows:

         1. Pledge. As collateral security for the payment, performance and observance of the Note, the Pledgor herewith pledges, assigns, transfers, hypothecates, and grants to the Lender, a security interest in the Pledged Securities and the certificate(s) evidencing the same and such additional property at any time and from time to time receivable by the Pledgor as a dividend or in respect of or in exchange for any or all such shares, the Pledgor herewith pledges, together with any and all products and proceeds of any of the foregoing in whatever form. The Pledged Securities and the products and proceeds thereof may be referred to collectively as the "Pledged Collateral."

         2. Delivery to Agent for Lender. Concurrently with the execution of this Pledge and Escrow Agreement, the Pledgor shall deliver the certificates representing the Pledged Securities to the Escrow Agent, acting as agent for the Lender solely for the purposes of perfecting the security interest granted hereby. Acting in such capacity, the Escrow Agent shall maintain possession of the Pledged Securities until they are required to be released to either the Pledgor or the Lender pursuant to the provisions of this Agreement. The Pledgor has deposited with the Escrow Agent stock powers duly executed in blank with signatures guaranteed by a Medallion Participant, which shall be delivered with the Pledged Securities.

         3. Title. The Pledgor agrees to use reasonable efforts to defend the Lender's right, title, lien and security interest in and to the Pledged Collateral against the claims and demands of all persons whomsoever. The Pledgor also represents and warrants to the Lender that it has good title to all of the Pledged Collateral, free and clear of all claims, mortgages, pledges, liens, encumbrances and security interests of every nature whatsoever ("Liens") except those granted to the Lender herein and that no consent or approval of any governmental or regulatory authority, or of any securities exchange is required to be obtained by the Pledgor in connection herewith.

         4. Delivery of the Pledged Securities by Escrow Agent. Upon the failure of Rennert to pay the interest or principal on the Note when due in accordance with the terms thereof or occurrence of another Event of Default defined in the Note (an "Event of Default") and upon two business days notice to the Escrow Agent and the other party, the Escrow Agent shall deliver, the certificate(s) representing the Pledged Securities and additional collateral held pursuant to
Section 5 hereof or otherwise to the Lender. Upon payment in full of the Note and upon two business days notice to the Escrow Agent and the other party, the Escrow Agent shall deliver the certificate(s) for the Pledged Securities and additional collateral held pursuant to Section 5 hereof or otherwise to the Pledgor and the Pledge Collateral shall no longer be subject to the security interest granted hereby.

         5. Dividends. If, upon the dissolution or liquidation (in whole or in part) of the Lender, any sum shall be paid as a liquidating dividend or otherwise upon or with respect to any of the Pledged Securities, and if any other dividends of any kind shall be otherwise paid upon or with respect to any of the Pledged Securities under any other circumstances, such sum shall be paid over to the Escrow Agent, to be held as additional collateral hereunder. In case any stock or other dividend shall be declared on any of the Pledged Securities, or any shares of stock or fractions thereof shall be issued pursuant to any stock split involving any of the Pledged Securities, or any shares shall be distributed upon or with respect to the Pledged Securities pursuant to a recapitalization or reclassification of the capital of the Lender, or pursuant to the dissolution, liquidation (in whole or in part), bankruptcy or reorganization of the Lender, or to the merger or consolidation of the Lender with or into another Lender, the shares, obligations or other property so distributed shall be delivered to the Escrow Agent (together with stock powers executed in blank by the Pledgor, where appropriate), to be held by it as additional collateral hereunder, and all of the same shall constitute Pledged Collateral for all purposes hereof.

         6. Voting. Until there is an Event of Default, the Pledgor shall have the sole and absolute right to exercise all voting power with respect to the Pledged Securities. If an Event of Default occurs and is continuing, the Lender shall have the sole and absolute right, in addition to any other rights granted herein, to exercise any and all voting power with respect to the Pledged Securities. In such event the Pledgor hereby appoints the Lender as the Pledgor's true and lawful proxy to vote such shares in any manner which the Lender deems advisable for or against all matters which may be submitted to a vote of such stockholders.

         7. Rights of Secured Party. The Pledgor agrees that, upon an Event of Default, the Lender shall have the rights and remedies provided in the Uniform Commercial Code in force in the State of Florida at the date of this agreement and in this connection, the Lender may upon five days' notice to the Pledgor, sent by registered mail, and without liability for any diminution in price which may have occurred, sell all the Pledged Collateral in such manner and for such price as the Lender may determine or propose to retain the Pledged Collateral in lieu of repayment of the Loan. At any bona fide public sale the Lender shall be free to purchase all or any part of the Pledged Securities. Out of the proceeds of any sale the Lender may retain an amount equal to the principal and interest then due on the Loan, plus the amount of the expenses of the sale. Lender agrees that, upon an Event of Default, its sole remedy is the sale or retention of the

Pledged Collateral for satisfaction of any unpaid obligations of the Pledgor under the terms of the Note.

         8. Endorsement. Upon an Event of Default in respect of the Note, the Lender shall have the right, for and in the name, place and stead of the Pledgor, to execute endorsements, assignments or other instruments of conveyance or transfer with respect to all or any of the Pledged Collateral.

         9. Indemnification and Costs.

         (a) The Pledgor, Rennert and the Lender release the Escrow Agent from any claims, causes of action and demands at any time arising out of or with respect to this Agreement, the Pledged Collateral and/or any actions, taken or omitted to be taken by the Escrow Agent with respect thereto, and Pledgor, Rennert and the Lender hereby agree to hold the Escrow Agent harmless from and with respect to any and all such claims, causes of action and demands other than those resulting from the gross negligence or willful misconduct of the Escrow Agent.

         (b) The Lender shall be exclusively responsible for all costs and expenses (if any) incidental to the performance by the Escrow Agent of its duties as agent hereunder.

         10. Rights Duties and Immunities.

         (a) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the performance of such duties and obligations as are specifically set out in this Agreement and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

         (b) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement.

         (c) The Escrow Agent shall be entitled to rely upon any judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity of the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent shall be fully protected in acting on and relying upon any written notice, direction, request, waiver, consent, receipt or other paper or document which the Escrow Agent believes to be genuine. The Escrow Agent may act in reliance upon any instrument or signature it reasonably believes to be genuine and the Escrow Agent may assume that any person purporting to give any advice or make any statement in connection with the provisions hereof has been duly authorized to do so.

         (d) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

         (e) The Escrow Agent may seek the advice of legal counsel as to any question arising from or relating to the construction of any of the provisions of this Agreement or its duties or obligations hereunder or otherwise, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel.

         (f) The Escrow Agent does not make and will not be required or deemed to make any representation as to the validity or genuineness of any agreement, document or other instrument held by or delivered to it.

         (g) If a dispute arises between one or more of the parties hereto, or between any of the parties hereto and any person not a party hereto, as to whether or not or to whom the Escrow Agent shall deliver any of the Pledged Securities or as to any other matter arising from or relating to this Agreement or any related agreement, the Escrow Agent shall not be required to determine such dispute and need not make any delivery of any of the Pledged Securities, but will retain the same until the rights of the parties to the dispute shall have finally been determined by written agreement among the parties to the dispute or by final non-appealable order of a court of competent jurisdiction. In the event that the Escrow Agent has received notice of such order or any such agreement, the Escrow Agent shall cause the Pledged Securities to be released and delivered in accordance with such agreement or order.

         (h) The Escrow Agent shall be entitled to assume that no dispute of the type referred to in Section 10(g) has arisen unless it has received a written notice that such a dispute has arisen, which written notice refers specifically to this Agreement and identifies by name and address the adverse claimants in such dispute. Any party delivering written notice of a dispute pursuant to this
Section 10(h) shall simultaneously therewith deliver a copy of such notice to all parties. For purposes of this Section 10(h), the Escrow Agent shall not be deemed to have received a written notice until all parties to this Agreement have received such written notice. If a dispute of the type referred to in
Section 10(g) arises, the Escrow Agent may, in its sole discretion (but shall not be obligated to), commence interpleader or similar actions or proceedings for determination of such dispute.

         11. Successor Escrow Agent.

         (a) The Escrow Agent may, at any time, resign as such with or without the prior written consent of all the parties hereto, in which case the Escrow Agent (and any successor escrow agent) shall deliver the Pledged Securities, a copy of this Agreement and any other documents delivered to it hereunder to any successor escrow agent jointly designated by the Lender and Pledgor in writing, or to any court of competent jurisdiction, whereupon the Escrow Agent shall be discharged of and from any and all further duties and obligations arising in connection with this Agreement. The resignation of the Escrow Agent shall take effect on the earlier of (i) the appointment of a successor escrow agent, or
(ii) the day which is two business days after the date of the delivery of the Pledged Securities, a copy of this Agreement and any other documents delivered to the Escrow Agent hereunder to any court of competent jurisdiction. In the event that a successor escrow agent has not been appointed at the expiration of such two-day period, the Escrow Agent's sole responsibilities hereunder shall be: (i) to maintain the safekeeping of the Pledged Securities and any other documents delivered to it hereunder, if any, and (ii) to release and deliver the Pledged Securities and any such documents in accordance with Section 4 of this Agreement.

         (b) If the Escrow Agent receives a written notice signed by the Lender and Pledgor stating that they have selected a successor escrow agent, the Escrow Agent shall deliver the Pledged Securities (and any other documents then held by it hereunder, if any) to the successor escrow agent named in the aforesaid notice within 15 days after receipt of such written notice.

         12. Power of Attorney. Upon an Event of Default which is continuing, the Pledgor hereby appoints the Lender or Lender's designees, successors or assigns as the Pledgor's attorney-in-fact for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument which the Lender may deem necessary or advisable to accomplish the purposes hereof. Without limiting the generality of the foregoing, the Lender shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to the Pledgor representing any interest or dividend or other distribution payable in respect of the Pledged Collateral which the Lender is entitled to receive hereunder or any part thereof and to give full discharge for the same.

         13. Notices. Any notice or demand upon the Pledgor shall be deemed to have been sufficiently given for all purposes thereof if mailed, postage prepaid, by registered or certified mail, return receipt requested, or if delivered, to the addresses set out below or at such other address as the parties hereto may heretofore have designated in writing:

         If to the Pledgor and Rennert:

                  Brendon K. Rennert
                  Park Street Acquisition Corporation
                  ___________________________________
                  ___________________________________


         If to the Lender:

                  Robert Smith
                  3865 E. Turtle Hatch
                  Springfield, MO  65809

         If to the Escrow Agent:

                  Sommer & Schneider LLP
                  595 Stewart Avenue, Suite 710
                  Garden City, NY  11530

         14. Governing Law. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE LOAN DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICT OF LAWS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. LENDER AND PLEDGOR AGREE TO SUBMIT TO PERSONAL JURISDICTION AND TO WAIVE ANY OBJECTION AS TO VENUE IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. SERVICE OF PROCESS ON PLEDGOR OR LENDER IN ANY ACTION ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS SHALL BE EFFECTIVE IF MAILED TO SUCH PARTY AT THE ADDRESS LISTED IN SECTION 13 HEREOF. NOTHING HEREIN SHALL PRECLUDE LENDER OR PLEDGOR FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION.

         15. Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America, in each case located in Hillsboro County, for any action, proceeding or investigation in any court or before any governmental authority ("Litigation") arising out of or relating to the Transaction Documents and the transactions contemplated thereby (and agrees not to commence any Litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement shall be effective service of process of any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Florida or the United States of America, in each case located in the County of Hillsboro, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Litigation brought in any such court has been brought in an inconvenient forum.

         16. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Pledgor has executed this Agreement as of the day and year first above.

                                          "PLEDGOR"

                                          Park Street Acquisition
                                          Corporation



                                          By:  /s/ Brendon K. Rennert
                                              -------------------------------
                                               Brendon K. Rennert



                                          /s/ Brendon K. Rennert
                                          -----------------------------------
                                          Brendon K. Rennert, Personally

Accepted and Agreed this 28th day of December, 2001.

"LENDER"


By:   /s/ Robert Smith
     -------------------------
      Robert Smith



Accepted and Agreed this 28th day of December, 2001.

"ESCROW AGENT"

SOMMER & SCHNEIDER LLP



By: /s/ Joel C. Schneider
   ----------------------------
    Name:   Joel C. Schneider
    Title:  Partner

                                   SCHEDULE A


Name                             Certificate No.          No. of Shares
----                             ---------------          -------------
Fountain Pharmaceuticals, Inc.                       2,000,000 Class A
                                                     Convertible Preferred Stock

Fountain Pharmaceuticals, Inc.                       3,500,000 Class A Common
                                                              Stock

Fountain Pharmaceuticals, Inc.                       100,000 Class B Common
                                                              Stock